UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Activision Blizzard, Inc.

(Name of Issuer)

Common Stock, $0.000001 par value

(Title of Class of Securities)

00507V109

(CUSIP Number)

George E. Bushnell III, Esq.

Senior Vice President and Deputy General Counsel

Vivendi S.A

800 Third Avenue, 5th Floor

New York, New York 10022

Telecopy: (212) 572-7496

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00507V109	SCHEDULE 13D/A

1.	Names of Reporting Persons Vivendi S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 82,999,377
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 82,999,377
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,999,377
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A
13.	Percent of Class Represented by Amount in Row (11) 11.9%[1]
14.	Type of Reporting Person (See Instructions) OO

[1]	Based upon 695,291,745 shares of common stock outstanding as of October 11, 2013, after giving effect to the transactions discussed herein, as provided by the Issuer.

CUSIP No. 00507V109	SCHEDULE 13D/A

1.	Names of Reporting Persons Vivendi Holding I LLC[2]
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

[2]	Vivendi Holding I Corp. converted to a limited liability company and was renamed Vivendi Holding I LLC on October 10, 2013 in connection with the transactions discussed herein.

CUSIP No. 00507V109	SCHEDULE 13D/A

1.	Names of Reporting Persons Vivendi Games Acquisition Company[3]
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) CO

[3]	Vivendi Games Acquisition Company was merged with and into Vivendi Holding I Corp. (which was later converted to Vivendi Holding I LLC) on October 10, 2013 in connection with the transactions discussed herein.

CUSIP No. 00507V109	SCHEDULE 13D/A

1.	Names of Reporting Persons VGAC LLC[4]
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

[4]	VGAC LLC was merged with and into Vivendi Holding I Corp. (which was later converted to Vivendi Holding I LLC) on October 10, 2013 in connection with the transactions discussed herein.

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed on July 18, 2008 (the “Original Filing”), as amended by Amendment No. 1 thereto filed on November 17, 2011 (“Amendment No. 1”) and Amendment No. 2 thereto filed on July 30, 2013 (“Amendment No. 2” and together with the Original Filing, Amendment No. 1 and Amendment 2, the “Schedule 13D”), by the Filing Persons relating to the common stock, par value $0.000001 per share (“Common Stock”) of Activision Blizzard, Inc., a Delaware corporation (the “Issuer”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, supplemented, restated or superseded by information contained in this Amendment. Each capitalized term used herein but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

Item 2 of the Schedule 13D is hereby amended as follows:

Item 2 of the Schedule 13D is hereby amended and supplemented to reflect the following:

On October 10, 2013, VHI converted to a Delaware limited liability company and was renamed Vivendi Holding I LLC (“VHI LLC”) and became one of the Filing Persons as successor to VHI. All information previously disclosed with respect to VHI in the Schedule 13D applies to VHI LLC as its successor and is incorporated herein by reference.

Item 3 of the Schedule 13D is hereby amended as follows:

Item 3 of the Schedule 13D is hereby amended and supplemented to reflect the following:

In connection with the Restructuring described in Item 4 of Schedule 13D, the Shares beneficially owned by Vivendi were transferred among its subsidiaries, including the Filing Persons; however, no additional Shares were purchased by the Filing Persons. See Item 4 of this Schedule 13D for additional information regarding these transfers.

Item 4 of the Schedule 13D is hereby amended as follows:

Item 4 of the Schedule 13D is hereby amended and supplemented to reflect the following:

Restructuring and Closing of the Stock Purchase Agreement

In connection with the closing of the Purchase Transaction and the Private Sale (the “Closing”), Vivendi and its subsidiaries underwent a restructuring (the “Restructuring”), which took place the day before the Closing and on the day of the Closing, prior to the Closing. As part of the Restructuring on October 10, 2013, the following events took place, in the following order:

•	VGAC transferred 98,293,662 Shares to VHI in repayment of an intercompany loan in the amount of $1,336,793,794.26.

•	VGAC transferred 55,912,045 Shares to CHL (U.S.) Inc. (“CHL”) in repayment of an intercompany loan in the amount of $760,403,799.64.

•	CHL immediately distributed the 55,912,045 Shares to VHI.

•	VG Acquisition merged with and into VHI.

•	VGAC merged with and into VHI. As a result of this merger and the prior events in the Restructuring, immediately following this merger, VHI owned 683,643,890 Shares directly.

•	VHI distributed 254,967,419 Shares to Vivendi.

•	Vivendi contributed all of the issued and outstanding capital stock of VHI to New VH.

•	VHI converted from a Delaware corporation to a Delaware limited liability company, VHI LLC.

Prior to the Closing on October 11, 2013, the following events took place, in the following order:

•	VHI LLC transferred all of the Shares it owned (428,676,471) and all of the issued and outstanding capital stock of Universal Music Group, Inc. to New VH in exchange for the assumption by New VH of certain intercompany liabilities of VHI LLC owed to Vivendi in the aggregate amount of $1,825,170,260.00.

•	New VH contributed all of the issued and outstanding limited liability company interests of VHI LLC to Universal Music Group, Inc.

•	New VH transferred all of the issued and outstanding capital stock of Universal Music Group, Inc. to Vivendi in repayment of all intercompany liabilities owed to Vivendi.

•	Vivendi sold New VH to the Company pursuant to the Stock Purchase Agreement as described above.

•	Vivendi sold 171,968,042 Shares to ASAC pursuant to the Stock Purchase Agreement as described above.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) As of the date of this Amendment, the Filing Persons beneficially owned in the aggregate 82,999,377 Shares, constituting 11.9% of the outstanding Shares. The percentage of Shares owned is based upon 695,291,745 Shares outstanding as of October 11, 2013, after giving effect to the transactions discussed herein, as provided by the Issuer.

(b) The number of Shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Filing Persons is set forth on the cover pages in items 7 through 10. The information in such items is incorporated herein by reference.

(c) In connection with the Restructuring, the following transactions in the Shares were effected in the past 60 days.

•	On October 10, 2013, VGAC transferred 98,293,662 Shares to VHI in repayment of an intercompany loan in the amount of $1,336,793,794.26, reflecting a price of $13.60 per Share.

•	On October 10, 2013, VGAC transferred 55,912,045 Shares to CHL in repayment of an intercompany loan in the amount of $760,403,799.64, reflecting a price of $13.60 per Share.

•	Immediately following its receipt of the Shares, CHL distributed the 55,912,045 Shares to VHI.

•	On October 10, 2013, VHI distributed 254,967,419 Shares to Vivendi.

•	On October 11, 2013, VHI LLC distributed all of the Shares it owned (428,676,471) to New VH.

•	On October 11, 2013, Vivendi sold New VH to the Company for a cash purchase price of $5,830,000,005.60, or $13.60 per Share owned by New VH.

•	On October 11, 2013, Vivendi sold 171,968,042 Shares to ASAC for an aggregate cash purchase price of $2,338,765,371.20, or $13.60 per Share.

(d) Not applicable

(e) VHI LLC (formerly VHI) ceased to be the beneficial owner of more than five percent of the Shares on October 11, 2013. VG Acquisition ceased to be the beneficial owner of more than five percent of the Shares on October 10, 2013 when it merged with and into VHI. VGAC ceased to be the beneficial owner of more than five percent of the Shares on October 10, 2013 when it merged with and into VHI.

Item 6 of the Schedule 13D is hereby amended as follows:

Item 6 of Schedule 13D is hereby amended and supplemented to incorporate by reference the amendments and supplements to Item 4 herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2013

VIVENDI S.A.

By:	/s/ George E. Bushnell III
Name: George E. Bushnell III
Title: Senior Vice President and Deputy General Counsel

VIVENDI HOLDING I LLC (formerly VIVENDI HOLDING I CORP.)

By:	/s/ George E. Bushnell III
Name: George E. Bushnell III
Title: President and Secretary

VIVENDI GAMES ACQUISITION COMPANY
By: Vivendi Holding I LLC, as successor to Vivendi Games Acquisition Company

By:	/s/ George E. Bushnell III
Name: George E. Bushnell III
Title: President and Secretary

VGAC LLC
By: Vivendi Holding I LLC, as successor to VGAC LLC

By:	/s/ George E. Bushnell III
Name: George E. Bushnell III
Title: President and Secretary